UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Caladrius Biosciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

128058104

(CUSIP Number)

March 18, 2016

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128058104	Schedule 13G	Page 2 of 10

1	NAMES OF REPORTING PERSONS IEA Private Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION West Samoa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,172,435
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,172,435
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,172,435
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.97%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 128058104	Schedule 13G	Page 3 of 10

1	NAMES OF REPORTING PERSONS Mark Siao Hing Pu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,172,435
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,172,435
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,172,435
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.97%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 128058104	Schedule 13G	Page 4 of 10

1	NAMES OF REPORTING PERSONS Amy Wu Yee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Taiwan, Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,172,435
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,172,435
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,172,435
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.97%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 128058104	Schedule 13G	Page 5 of 10

ITEM 1.	(a) Name of Issuer:

Caladrius Biosciences, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

Caladrius Biosciences, Inc.

106 Allen Road, Fourth Floor

Basking Ridge, New Jersey 07920

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

IEA Private Investments Ltd.

Mark Siao Hing Pu

Amy Wu Yee

(b) Address or Principal Business Office:

The business address of each of the Reporting Persons is c/o IEA Private Investments Ltd., 3003A, ONE Exchange Square, 8 Connaught Place, Central, Hong Kong.

(c) Citizenship of each Reporting Person is:

IEA Private Investments Ltd. is organized under the laws of West Samoa. Mark Siao Hing Pu is a citizen of Hong Kong, China and Amy Wu Yee is a citizen of Taiwan, China.

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

(e) CUSIP Number:

128058104

ITEM 3.

Not applicable.

CUSIP No. 128058104	Schedule 13G	Page 6 of 10

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of March 18, 2016, based upon 58,980,599 shares of Common Stock outstanding as of March 10, 2016.

Reporting Person	Amount beneficially owned		Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
IEA Private Investments Ltd.	4,172,435	[1]	6.97%	0	4,172,435	0	4,172,435
Mark Siao Hing Pu	4,172,435	[2]	6.97%	0	4,172,435	0	4,172,435
Amy Wu Yee	4,172,435	[3]	6.97%	0	4,172,435	0	4,172,435

IEA Private Investments Ltd. is the record holder of 3,313,215 shares of the Issuer’s Common Stock and warrants to purchase an additional 859,220 shares of the Issuer’s Common Stock . The investment and voting decisions of IEA Private Investments Ltd. are made by its board of directors, consisting of Mark Siao Hing Pu and Amy Wu Yee, each of whom, in such capacity, may be deemed to beneficially own such shares.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

[1]	Represents 3,313,215 shares of the Issuer’s Common Stock held of record by IEA Private Investments Ltd. and warrants to purchase an additional 859,220 shares of the Issuer’s Common Stock exercisable within 60 days of March 18, 2016.
[2]	Represents 3,313,215 shares of the Issuer’s Common Stock held of record by IEA Private Investments Ltd. and warrants to purchase an additional 859,220 shares of the Issuer’s Common Stock exercisable within 60 days of March 18, 2016.
[3]	Represents 3,313,215 shares of the Issuer’s Common Stock held of record by IEA Private Investments Ltd. and warrants to purchase an additional 859,220 shares of the Issuer’s Common Stock exercisable within 60 days of March 18, 2016.

CUSIP No. 128058104	Schedule 13G	Page 7 of 10

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 128058104	Schedule 13G	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2016

IEA Private Investments Ltd.

By:	/s/ Mark Siao Hing Pu
Name:	Mark Siao Hing Pu
Title:	Director

Mark Siao Hing Pu

/s/ Mark Siao Hing Pu
Mark Siao Hing Pu, individually

Amy Wu Yee

/s/ Amy Wu Yee
Amy Wu Yee, individually

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.